Exhibit 99.1

NR 16-01

GOLD RESERVE TO ACQUIRE CERTAIN ALASKA MINING CLAIMS

SPOKANE, WASHINGTON, January 13, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“Gold Reserve” or the “Company”) announces that its wholly-owned subsidiary Gold Reserve Corporation, a company existing under the laws of the State of Montana (“Gold Reserve Montana”), has entered into a Purchase and Sale Agreement (the “Agreement”) with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc., to acquire from Raven certain wholly-held Alaska mining claims, known as the LMS Gold Project (the “Property”), together with certain personal property (collectively, with the Property, the “Assets”).  The transaction is fully arm’s length and remains subject to the approval of the TSX Venture Exchange (the “Exchange”).

The Agreement provides for an all-cash acquisition whereby Gold Reserve Montana will pay to Raven US$350,000 upon closing of the acquisition of the Assets.

Raven will retain a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that Gold Reserve Montana has the option, for a period of 20 years from the date of closing of the acquisition,  to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of US$ 4 million.

The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska and is accessed either by winter road or river boat providing year-round, non-helicopter support access.  Several trails have been constructed providing surface access across the property.

The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated October 22, 2014 prepared for Corvus Gold Inc. by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng., a copy of which is available for review under Corvus’ company profile at www.sedar.com

The Company and Raven expect to close the acquisition as soon as final Exchange approval has been obtained.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the closing of the acquisition of the Assets.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to obtain the final approval of the Exchange in order to close the said acquisition.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure by the Company to obtain the required approval of the Exchange in order to complete the acquisition of the Assets in a timely manner, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”